SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Pursuant to Section 14(d)(4) of the
Securities Exchange Act of 1934

NUMERICAL TECHNOLOGIES, INC.
(Name of Subject Company)

NUMERICAL TECHNOLOGIES, INC.
(Name of Person(s) Filing Statement)

Common Stock, $.0001 par value
(Title of Class of Securities)

67053T101
(CUSIP Number of Class of Securities)

Narendra Gupta
Interim President and Chief Executive Officer
70 West Plumeria Drive
San Jose, California 95134-2134
(408) 919-1910
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:

John V. Roos, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

☒	CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER

Preliminary communications filed as part of this Schedule and incorporated herein by reference:

1.	Numerical Technologies Inc.’s Current Report on Form 8-K filed on January 16, 2003.

Numerical Technologies, Inc. (“Numerical”) security holders and any potential investors in Numerical are advised to carefully read the tender offer statement on Schedule TO, the solicitation/recommendation statement on Scheduled 14D-9 and any other documents Numerical or Synopsys, Inc. files with the Securities and Exchange Commission in connection with the proposed tender offer or merger when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when available) and other documents filed by Numerical at the SEC’s website at www.sec.gov. These documents (when available) may also be obtained for free by contacting Investor Relations, at (408) 919-1910 at Numerical.